Consent of Independent Registered Public Accounting Firm

The Board of Directors
Answers Corporation

We consent to the incorporation by reference in the registration statement (No. 333-115424) on Form S-8 and the registration statement (No. 333-131108) on Form S-3 of Answers Corporation and Subsidiary, (“the Company”) of our report dated March 19, 2007, with respect to the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-KSB of the Company.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

March 19, 2007